SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              27 April 2006

                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 27 April 2006 re: Director/PDMR Shareholding



The London Stock Exchange
RNS
10 Paternoster Square
London
EC4M 7LS                                                        27th April, 2006



Dear Sirs,

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors

Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, purchased 2,200,000 ordinary shares of 25p each in the capital of Lloyds TSB Group plc on each of 25th April, 2006 and 26th April, 2006 at 527.9p and 531.9876p per share respectively, to be held by Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares) in its capacity as nominee, to satisfy allocations of "free shares" to be made to staff under Shareplan on 28th April, 2006.

Additionally, Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, transferred 15,066 ordinary shares of 25p each in the capital of Lloyds TSB Group plc from Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares), following the forfeiture of shares, under the rules of Shareplan, by participants who have left the group.

The following directors, together with some 77,000 other employees, are potential participants in Shareplan and are, therefore, to be treated as interested in the 5,258,450 shares held by Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares).

Mr. J.E. Daniels
Ms. T.A. Dial
Mr. M.E. Fairey
Mr. A.G. Kane
Mr. G.T Tate
Mrs. H.A. Weir

This notification is made to comply with paragraph 3.1.4(R)(1)(b) of the disclosure rules.

Yours faithfully,

        A.J. Michie
        Secretary


    Lloyds TSB Group plc is registered in Scotland no. 95000

    Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.


                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:    27 April 2006